UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January, 2002

Harmony Gold Mining Company Limited

PO Box 2
Randfontein, 1760
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

Harmony Gold Mining Co. Ltd.
NEWS RELEASE

HARMONY INCREASES EARNINGS PER SHARE BY 222%

Harmony today reported a 115% improvement in operational profits, increasing from R212,1 million to a record R455,2 million. Due to the depreciation of 20 % in the rand, the company earned revenues of R88 491/kg which is 19% higher than the R74 164/kg received in the September 2001 quarter.

Net profit after tax at R307,7 million was 229% more than the R93,4 million reported for the September quarter. Earnings per share increased by 222% from 64 cents for the September 2001 quarter to 206 cents.

The higher net profit resulted in the company raising the interim dividend by 50% to 75 cents per share.

"Although the depreciation of the rand has made the company significantly more profitable, now is the time to double our efforts to control working costs," says Bernard Swanepoel, chief executive. "All stakeholders will be aggressively increasing their demands for a larger slice of this windfall profit. Our main focus will be on enhancing the value of the company by increasing the profit margin of the ounces we produce."

"The December 2001 quarter can probably be described as the period in which the future of the company changed significantly, with excellent operational performance and solid progress with corporate activities here and in Australia," commented Swanepoel.

...../2

For release at 12:00
Monday
28 January 2002

For further details contact:

Bernard Swanepoel on
+27 (0)83 303 9922
or
Ferdi Dippenaar on
+27 (0)82 807 3684

Issued by Harmony Gold Mining Company Limited.

Contact:
Corne Bobbert
Tel +27 11 411 2036
Fax +27 11 411 2169
Mobile +27 83 380 6614
e-mail:
cbobbert@harmony.co.za

Web sites:
www.harmony.co.za
www.har.co.za
www.harmonyedugold.co.za
www.harmonygold-direct.com

During this quarter Harmony and ARM (African Rainbow Minerals) reached an agreement to acquire the Freegold assets from AngloGold in a 50/50 Joint Venture for a total consideration of R2 200 million after tax.

Says Swanepoel, "The Joint Venture took operational control on 2 January 2002 after completing a high-level due diligence investigation of the acquisition assets. Good progress has been made with building new operational plans and with the introduction of revised structures."

The Free State Operations reported a much-improved performance, returning a cash operating profit of R87,5 million on the back of higher recovery grades.

Evander continues to deliver excellent results with a cash operating profit of R111,4 million. This is an 83% improvement on the R61,0 million reported for the September quarter.

The company achieved payback of its R750 million nett investment made with the acquisition of Randfontein within eight quarters. These operations returned a 72% improvement in cash operating profits, increasing from R87,5 million to R150,3 million.

The Elandskraal operations reported cash operating profits of R87,2 million, an increase of 101% over the R43,3 million reported previously. The implementation of the "Harmony Way" continues with progress being made in all operational areas.

The past quarters activities of the offshore operations consisted of a takeover offer to shareholder of Hill 50 and at the continued re-structuring of the New Hampton operations.

Operationally, Big Bell performed slightly below expectations mainly as a result of grade dilution in ore from both the open pit and upper level underground operations. The plan to evolve the Jubilee operations from mining small low-grade pits and dumps to the large Trojan Pit has been delayed for approximately two months. This delay can mainly be attributed to two minor pit wall failures and equipment breakdowns.

A successful bid for Hill 50 and current production from New Hampton will increase the company's production profile from 220 000 oz per annum to approximately 500 000 oz per annum from Australia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 28, 2001

Harmony Gold Mining Company Limited

By: /s/ Fred Baker

Name: Fred Baker

Title: Company Secretary